

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 8, 2016

William J. Clough
Chief Executive Officer
CUI Global, Inc.
20050 SW 112th Avenue
Tualatin, Oregon 97062

> **Re:** **CUI Global, Inc.**
> **Amendment No. 1 to Form 10-K for period ended December 31, 2014**
> **Filed January 15, 2016**
> **Letter Submitted January 15, 2016**
> **File No. 001-35407**

Dear Mr. Clough:

We have reviewed your amended filing and your response dated January 15, 2016 to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

Business, page 3

1. Regarding your response to prior comment 1, please note that required and/or material information must be disclosed, even if confidential. Therefore, disclosure required by Regulation S-K is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA. This type of information includes the identity of a 10% customer. For guidance, please refer to Staff Legal Bulletin No. 1, available on the Commission's website. Accordingly, please tell us, and in future filings disclose, the identity of the three customers in 2014 and two customers in 2013 from whom over 50% of your revenues were derived, if any of those customers accounted for more than 10% of your revenues in that year and the loss of the customer would have a material adverse effect on your business.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael Cronin, Esq.